                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                       SYS
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                                (Name of Issuer)

                               No Par Common Stock
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                         (Title of Class of Securities)

                                   871880 10 0
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                                  (CUSIP Number)

                             Peter R. Pancione, Esq.
                         Gipson Hoffman & Pancione, P.C.
            1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                                 (310) 556-4660

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            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 March 19, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

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                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 2 of 9 Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert D. Mowry
      SSN:     ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /
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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
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                     NUMBER OF                7   SOLE VOTING POWER
                      SHARES                      118,059
                   BENEFICIALLY               ----------------------------------
                     OWNED BY                 8   SHARED VOTING POWER
                       EACH                       587,516
                     REPORTING                ----------------------------------
                      PERSON                  9   SOLE DISPOSITIVE POWER
                       WITH                       118,059
                                              ----------------------------------
                                              10  SHARED DISPOSITIVE POWER
                                                 587,516
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      796,170 (See response to Item 5)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
      IN

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                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 3 of 9 Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles H. Werner
      SSN: ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF; OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                     NUMBER OF                7   SOLE VOTING POWER
                      SHARES                      208,654
                   BENEFICIALLY               ----------------------------------
                     OWNED BY                 8   SHARED VOTING POWER
                       EACH                       0
                     REPORTING                ----------------------------------
                      PERSON                  9   SOLE DISPOSITIVE POWER
                       WITH                       208,654
                                              ----------------------------------
                                              10  SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      796,170 (See response to Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 4 of 9 Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BIG CANYON INVESTMENTS, a California corporation
      TIN:33-067 5511
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                     NUMBER OF                7   SOLE VOTING POWER
                      SHARES                      469,457
                   BENEFICIALLY               ----------------------------------
                     OWNED BY                 8   SHARED VOTING POWER
                       EACH                       0
                     REPORTING                ----------------------------------
                      PERSON                  9   SOLE DISPOSITIVE POWER
                       WITH                       469,457
                                              ----------------------------------
                                              10  SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      796,170 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      CO
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                                   Page 4 of 9

                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 5 of 9 Pages
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ITEM 1. SECURITY AND ISSUER

      The title and class of this statement relates to SYS's no par value common stock (the "Common Stock"). SYS's principal executive offices are located at 6363 Greenwich Drive, Suite 200, San Diego, California 92122.

      The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is SYS's 1996 Annual Report on Form 10-K. Based on the 1996 Form 10-K of SYS, the undersigned believe there are 2,827,186 outstanding shares of Common Stock. The securities are not presently traded on any national securities exchange.

ITEM 2. IDENTITY AND BACKGROUND

   1) a)  Name:  Big Canyon Investments, Inc., a California corporation
      b) Business address: 1280 Bison Avenue, B9-614, Newport Beach, California 92660
      c)  Principal business:  investments and management of investments
      d)  Criminal proceedings: none
      e)  Civil proceedings: none
      f)  Citizenship:  a California corporation

   2) a)  Name:  Robert D. Mowry
      b)  Business address:  19 Cherry Hills Lane, Newport Beach,
          California 92660
      c)  Principal occupation:  President of Big Canyon Investments, Inc.,
                         (see above for address and description); Mr. Mowry was elected a director of SYS on March 19, 1997 and is also is the President of North American Timeshare, Inc., dba United Computer Systems, which sells computer hardware and software, and provides maintenance on the software. North American Timeshare, Inc. has a business address at 8726 South Sepulveda Boulevard, Suite C171, Los Angeles, California 90045
      d)  Criminal proceedings:  none
      e)  Civil proceedings:  none
      f)  Citizenship:  US

   3) a)  Name:  Charles H. Werner
      b)  Business address:  Post Office Box 1966, Rancho Santa Fe,
          California 92607
      c)  Principal occupation:  Consultant, Director of SYS
      d)  Criminal proceedings:  none
      e)  Civil proceedings:  none
      f)  Citizenship:  US

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Big Canyon Investments, Inc. directly borrowed, through an unsecured note, $20,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 188,800 shares of Common Shares. (Mr. Mowry's personal funds were used to fund the loan). Big Canyon Investments, Inc. borrowed, through an unsecured loan from an unaffiliated third party, $15,885 for the purchase of the 150,000 shares. Big Canyon Investments, Inc. used its operating capital to purchase the 200 shares of Common Stock, $21.20, and 130,457 shares of Common Stock, $39,137.10.

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                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 6 of 9 Pages
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      Mr. Mowry used his personal funds to purchase of 17,000 shares of Common
Stock on or about April 1991. Mr. Mowry used $50,530 of his personal funds to purchase 85,888 shares of Common Stock on March 19, 1997 and 15,171 shares of Common Stock on March 21, 1997.

      Mr. Werner used personal funds of $7,350 to acquire 19,600 shares of Common Stock on December 29, 1989, funds of $29,972 from a pension plan of which he is the beneficiary to acquire 79,925 shares of Common Stock on September 15, 1989, and funds of $25,896 from the same pension plan to acquire 99,600 shares of stock on April 2, 1991. Mr. Werner used personal funds of $5,322 to purchase 8,446 shares of Common Stock on March 19, 1997 and 1,083 shares of Common Stock on March 20, 1997.

ITEM 4. PURPOSE OF TRANSACTION

      Mr. Mowry, individually and through Big Canyon Investments, Inc., has acquired the SYS shares of Common Stock, and plans to acquire additional shares, with the goal of possibly changing the board of directors and possible control over the management and policies of SYS. Mr. Mowry intends, through control of SYS shares of Common Stock, to influence and develop SYS's future direction and growth in the hi-tech governmental and non-defense related markets. Mr. Werner initially obtained his Shares of Common Stock for investment, and presently anticipates joining Mr. Mowry in changing the board of directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

   1) a) Big Canyon Investments, Inc. holds 469,457 shares of Common Stock, which represents 16.6% of the believed 2,287,186 outstanding shares of Common Stock of SYS. Mr. Mowry now holds 118,059 shares of Common Stock, which represents 4.2% of the believed 2,827,186 outstanding shares of Common Stock of SYS.

      Mr. Mowry, Big Canyon Investments, Inc. and Mr. Werner hold 796,170 shares of Common Stock, which represents 28.2% of the believed 2,827,186 outstanding shares of Common Stock.

      b) As Mr. Mowry is the sole shareholder of Big Canyon Investments, Inc., he beneficially owns and controls all of Big Canyon Investments, Inc.'s shares as it relates to voting and disposition.

      c) On May 22, 1996, Big Canyon Investments, Inc. purchased 188,800 shares of Common Stock from Citicorp Venture Capital Ltd., with payment to their agent Sycamore Management Corporation, for $20,000 (or approximately 10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in New York, the seller's agent in New Jersey, and the buyer in California.

      On July 26, 1996, Big Canyon Investments, Inc. purchased an additional 150,000 shares of Common Stock from Camp, Dresser and McKee for $15,885 (or approximately 10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in Cambridge, Massachusetts and the buyer in California.

      On October 16, 1996, Big Canyon Investments, Inc. purchased an additional 200 shares of Common Stock from the State of Kansas for $21.20 (approximately
10.6 cents per share) in a private transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the Seller in Kansas and the Buyer in California.

      On November 25, 1996, Big Canyon Investments, Inc. purchased an additional 130,457 shares of Common Stock from the State of California for $39,137.10 (approximately 30 cents per share) in a private transaction. The transaction was effected in a brokerage transaction through the Seller's broker, Prudential Securities, to whom a commission of $1,956.86 was paid by Big Canyon Investments, Inc.

                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 7 of 9 Pages
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      On March 19, 1997 and March 21, 1997, Mr. Mowry purchased an additional
101,059 shares of Common Stock in two private transactions. The transactions were effected by telephone, facsimile, and personal meetings, and the exchange of documents and payment was by personal delivery. Although Mr.
Mowry has paid for the shares of Common Stock, the share certificate representing 4,138 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

      Mr. Mowry has owned 17,000 of his shares of Common Stock for over sixty days.

      d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

      e)  Not applicable.

   2) a) Mr. Werner holds 208,654 shares of Common Stock which represents 7.4% of the believed 2,827,186 outstanding shares of SYS Common Stock.

      Mr. Mowry, Big Canyon Investments, Inc. and Mr. Werner hold 796,170 shares of Common Stock, which represents 28.2% of the believed 2,827,186 outstanding shares of Common Stock.

      b) Mr. Werner has sole vesting power and disposition power of the SYS shares of Common Stock.

      c) Mr. Werner has owned 199,125 of his shares of Common Stock for more than 60 days. On March 19, 1997, Mr. Werner purchased an additional 8,446 shares of Common Stock in two private transactions. On March 20, 1997, Mr. Werner purchased 1,053 shares of Common Stock in a private transaction. The transactions were effected by telephone, facsimile and overnight mail and payment was made by personal delivery and overnight mail. Although Mr. Werner paid for the shares of Common Stock, the share certificate representing 5,570 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

      d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

      e)  Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Due to the relationship identified above in Item 5(1)(b), Mr. Mowry has complete discretion and control over all of the securities held by Big Canyon Investments, Inc. Mr. Werner has Mr. Mowry have an informal understanding to vote their shares of Common Stock in a manner which will achieve the purposes set forth in Item 4 above.

                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 8 of 9 Pages
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A - Agreement to File Single Statements.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

   Dated:      March 28, 1997                Big Canyon Investments, Inc.,
                                             a California corporation

                              By:  /s/ Robert D. Mowry
                                   ------------------------------------------
                                   Robert D. Mowry
                              Its: Its President

                                   /s/ Robert D. Mowry
                                   ------------------------------------------
                                   Robert D. Mowry


                                   /s/ Charles H. Werner
                                   ------------------------------------------
                                   Charles H. Werner

                                  SCHEDULE 13D

CUSIP No.    871880 10 0                                       Page 9 of 9 Pages
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                                    EXHIBIT A

                       AGREEMENT TO FILE SINGLE STATEMENT

   This agreement is entered into the 28th day of March, 1997, by and between Charles H. Werner, Robert D. Mowry and Big Canyon Investments, Inc., a California corporation.

                                    RECITALS

   A. The parties are aligned in interest regarding the ownership and control of SYS no par value common shares; and

   B. The parties desire that a single Schedule 13D be filed on each of their behalf.

   NOW, THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Mr. Mowry, and that all filing costs be payable by Big Canyon Investments, Inc.

   IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.

                              BIG CANYON INVESTMENTS, INC.,
                                a California corporation


                              By:  /s/ Robert D. Mowry
                                   -------------------------------------------
                                   Robert D. Mowry, President


                                   /s/ Robert D. Mowry
                                   -------------------------------------------
                                   Robert D. Mowry


                                   /s/ Charles H. Werner
                                   -------------------------------------------
                                   Charles H. Werner